Exhibit 99.3

PENGROWTH Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com PEQQ 000001 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X DEBT HOLDERS CANADA Holder Account Number *S000001Q01* C9999999999 IND ———-Fold Form of Proxy—Special Meeting to be held on Wednesday, December 18, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the secured debt is registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The secured debt represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The secured debt represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the secured debt will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may ———-properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 2:00 pm, Calgary Time, on Monday, December 16, 2019 PEQQ_PRX_302421/000001/000001/I

SAM SAMPLE C9999999999 *C9999999999* IND PR4 *C9999999999* Appointment of Proxyholder I/We, being the holder of secured debt (the “Secured Debtholder”) of Pengrowth OR Print the name of the person Energy Corporation (the “Corporation”), hereby appoint: Peter D. Sametz, you are appointing if this person President, Chief Executive Officer and Director of the Corporation, of Calgary, is someone other than the Alberta, or failing him, Kelvin B. Johnston, Chairman of the Board of Directors of Management Nominees listed the Corporation, of Calgary, Alberta herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Secured Debtholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the “Meeting”) of secured debtholders of the Corporation to be held at the Livingston Club Conference Centre, Plus 15 Level, 222—3rd Avenue SW, Calgary, Alberta on Wednesday, December 18, 2019 at 2:00 p.m., Calgary Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Arrangement Resolution To consider and, if deemed advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth Energy Corporation (the “Information Circular”), to approve an arrangement under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular. ———- Fold ———-Fold Authorized Signature(s)—This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. P E Q Q 3 0 2 4 2 1 2 P R A R 0 9 9 9 9 9